

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710
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Report of Independent Registered Public Accounting Firm

The Member of
Orca Capital Securities, LLC
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Orca Capital Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Orca Capital Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (2) Orca Capital Securities, LLC stated that Orca Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Orca Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orca Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Perkins & Company, P.C.

February 11, 2016